UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14720

MAGYAR TELEKOM TÁVKÖZLÉSI NYILVÁNOSAN MÜKÖDÖ RÉSZVÉNYTÁRSASÁG

(Exact name of registrant as specified in its charter)

MAGYAR TELEKOM TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
+36-1-457-4211[Missing Graphic Reference]

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing five Ordinary Shares Ordinary Shares*

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

___________________________
* Not for trading, but only in connection with the registration of the American Depositary Shares

General

This Form 15F relates to American Depositary Shares (“ADSs”) each representing five of our ordinary shares and to such ordinary shares.  We refer to the shares of each class, together with the related ADSs, as the “Securities”.  In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the relevant class of our shares, but is intended to support the certification set forth in this Form with respect to both such shares and the related ADSs.  The use of “we”, “us”, “our”, the “Company” or similar terms in this Form refers to Magyar Telekom Plc.

PART I

Item 1.  Exchange Act Reporting History

A.  We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) on November 13, 1997, when we completed our registration of the Securities with the Securities and Exchange Commission (the “Commission”), pursuant to a Registration Statement on Form F-1 (Registration No. 333-7720).  Our ADSs were listed on the New York Stock Exchange on November 14, 1997.

B.  We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.

Item 2.  Recent United States Market Activity

Our ordinary shares, as represented by ADSs, were last sold in the United States in a registered offering by a selling shareholder in June 1999 pursuant to a Registration Statement on Form F-3 (Registration No. 333-10362).

Item 3.  Foreign Listing and Primary Trading Market

A.  We have maintained a listing of our ordinary shares on the Budapest Stock Exchange, which is located in Hungary.  The Budapest Stock Exchange constitutes the primary trading market for our ordinary shares.

B.  Our ordinary shares have been listed on the Budapest Stock Exchange since November 14, 1997.  We have maintained a listing of our ordinary shares on the Budapest Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.  The percentage of trading in our ordinary shares that occurred on the Budapest Stock Exchange for the 12-month period beginning on November 10, 2010 and ending on November 9, 2011 was 84.9%.

Item 4. Comparative Trading Volume Data

A.  The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are November 10, 2010 and November 9, 2011.

B.  The average daily trading volume of our ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the table below:

	United States(1)	Worldwide(2)
Traded as ADSs. . . . . . . . . . . . . . . . . . . . . . . .	86,115	226,158
Traded as ordinary shares . . . . . . . . . . . . . . .	—	1,949,254
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	86,115	2,175,412
__________________________________
(1)	Includes on-exchange as well as off-exchange transactions effected in the United States.
(2)	Includes on-exchange as well as off-exchange transactions effected in the United States and on-exchange transactions effected in Hungary.

C.  The average daily trading volume of our ordinary shares in the United States as a percentage of average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 3.96%.

D.  Our ADSs were delisted from the New York Stock Exchange (the “NYSE”) following the close of trading on November 12, 2010.  As of that date, the average daily trading volume of our ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 9.41%.  Twelve months have elapsed from the date of delisting of our ADSs.

E.  We have not terminated a sponsored American depositary receipt facility relating to our ordinary shares.

F.  All trading volume information was obtained from Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.  We published notices, as required by Rule 12h-6(h) under the Exchange Act, disclosing our intent to terminate our duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 23, 2010, October 20, 2010 and November 14, 2011.

B.  We disseminated the notices described in Item 7.A above through Bloomberg, Reuters and Dow Jones wire services.  In addition, these notices were posted on our website and we submitted copies of these notices to the Securities and Exchange Commission under cover of Form 6-K on June 23, 2010, October 20, 2010 and November 14, 2011, respectively.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at http://www.telekom.hu.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

2.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Magyar Telekom Plc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Magyar Telekom Plc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Thilo Kusch
Name: Thilo Kusch
Title: Chief Financial Officer

By:	/s/ Balázs Máthé
Name: Balázs Máthé
Title: Chief Legal and Corporate Affairs Officer

Date:  November 14, 2011